

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 16, 2007

Via Facsimile (212) 403-2309/2331 and U.S. Mail

David A. Katz, Esq.
Joshua R. Cammaker, Esq.
Wachtell Lipton Rosen & Katz
51 W. 52nd Street
New York, New York 10019

> **Re: Four Seasons Hotels Inc.**
> **Proposed Revisions to Schedule 13E-3**
> **Submitted by Four Seasons Hotels Inc., et al. on March 14, 2007**
> **SEC File No. 5-52609**

Dear Messrs. Katz and Cammaker:

    We have reviewed the submission listed above and have the following comments.

4.   We note your response to our previous comment number 4. Please advise us as to how the Goldman Sachs analysis compared to that performed by Merrill Lynch. For example, did Goldman Sachs utilize the same management projections as Merrill Lynch? Further, were the precedent transactions analyses comparable? Finally, please advise whether the confidential memorandum included any independent information, analyses or conclusions prepared by Goldman Sachs in addition to the information provided by the company.

Please promptly amend the Schedules 13E-3 to comply with our comments. Provide the information we request supplementally in a letter "tagged" as correspondence and filed via EDGAR.

Direct any questions to me at (202) 551-3265 or by facsimile at (202) 772-9203

Sincerely,

Pamela Carmody
Special Counsel
Office of Mergers
and Acquisitions